Preliminary Term Sheet (To the Prospectus dated May 15, 2025, the Prospectus Supplement dated May 15, 2025 and Product Supplement EQUITY ARN-1 dated October 29, 2025)	Subject to Completion Dated December 2, 2025	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-287303
Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	December , 2025 December , 2025 February , 2027
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF
▪	Maturity of approximately 14 months
▪	3-to-1 upside exposure to increases in the Global X Robotics & Artificial Intelligence ETF (the “Market Measure”), subject to a capped return of [18.50% to 22.50%]
▪	1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
▪	All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC.
▪	No periodic interest payments
▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes.”
▪	Limited secondary market liquidity, with no exchange listing
▪	The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY ARN-1 and beginning on page S-9 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $8.985 and $9.485 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” below for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-7 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to Barclays	$ 9.825	$
(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

December    , 2025

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Summary

The Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due February    , 2027 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority.

The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Global X Robotics & Artificial Intelligence ETF (the “Market Measure”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Capped Value for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Capped Value) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” below.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Global X Robotics & Artificial Intelligence ETF (Bloomberg symbol: “BOTZ”)
Starting Value:	The Closing Market Price of the Market Measure on the pricing date
Ending Value:	The average of the Closing Market Price of the Market Measure times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-27 of product supplement EQUITY ARN-1.
Price Multiplier:	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-30 of product supplement EQUITY ARN-1
Participation Rate:	300%
Capped Value:	[$11.85 to $12.25] per unit, which represents a return of [18.50% to 22.50%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date
Fees and Charges:	The public offering price of the notes includes the underwriting discount of $0.175 per unit listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” below.
Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”)

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY ARN-1 dated October 29, 2025: http://www.sec.gov/Archives/edgar/data/312070/000095010325013808/dp236328_424b2-equityarn1.htm

▪	Series A MTN prospectus supplement dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000095010325006051/dp228678_424b2-prosupp.htm

▪	Prospectus dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000119312525120720/d925982d424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from us, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our” or similar references are to Barclays.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Consent to U.K. Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes of such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or the amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors—Issuer-related Risks—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this term sheet as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Accelerated Return Notes®	TS-3

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Market Measure will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Market Measure decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

▪	You are willing to forgo dividends and other benefits of directly owning shares of the Market Measure or the securities held by the Market Measure.

▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described above.

▪	You are willing and able to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪	You are willing and able to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

The notes may not be an appropriate investment for you if:

▪	You believe that the Market Measure will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or have other benefits of directly owning shares of the Market Measure or the securities held by the Market Measure.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a hypothetical Capped Value of $12.05 per unit (the midpoint of the Capped Value range of [$11.85 to $12.25]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Market Measure, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, the Participation Rate of 300%, a hypothetical Capped Value of $12.05 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Market Measure” section below. The Ending Value will not include any income generated by dividends paid on the Market Measure, which you would otherwise be entitled to receive if you invested in the Market Measure directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.50	15.00%
106.84	6.84%	$12.05 (2)	20.50%
110.00	10.00%	$12.05	20.50%
120.00	20.00%	$12.05	20.50%
130.00	30.00%	$12.05	20.50%
150.00	50.00%	$12.05	20.50%
200.00	100.00%	$12.05	20.50%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-5

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Redemption Amount Calculation Examples:

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit
Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.00
= $10.60 Redemption Amount per unit
Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the hypothetical Capped Value, the Redemption Amount will be $12.05 per unit
Accelerated Return Notes®	TS-6

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY ARN-1 and page S-9 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Market Measure or the securities held by the Market Measure.

Issuer-related Risks

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority. Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this term sheet. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. See “Consent to U.K. Bail-in Power” in this term sheet as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Valuation- and Market-related Risks

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” below. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market, but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions.

Accelerated Return Notes®	TS-7

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Market Measure or the securities held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	You will have no rights of a holder of shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure or the securities held by the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure or the issuers of those securities, and have not verified any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Market Measure.

▪	The performance of the Market Measure may not correlate with the performance of the securities held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure. See “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY ARN-1.

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries represented by the Market Measure. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities held by the Market Measure trade against the U.S. dollar, which you would have received if you had owned the securities held by the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts, as described below under “Tax Consequences.” If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of the ownership and disposition of the notes could be materially and adversely affected.

Even if the treatment of the notes is respected, the IRS may assert that the notes constitute “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.

In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an

Accelerated Return Notes®	TS-8

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

investment in the notes (including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional Risk Factors

The securities held by the Market Measure are concentrated in one sector. As a result, the securities that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Market Measure, the return on the notes will be subject to certain risks similar to those associated with direct equity investments in the robotics and artificial intelligence industry. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

A limited number of stocks held by the Market Measure may affect its price, and the stocks held by the Market Measure are not necessarily representative of the robotics and artificial intelligence industry. While the securities held by the Market Measure are common stocks of companies generally considered to be involved in various segments of the robotics and artificial intelligence industry, the securities held by the Market Measure may not follow the price movements of the entire robotics and artificial intelligence industry generally. As of the date of this term sheet, a small number of securities accounted for more than half of the Market Measure’s holdings. If these securities decline in value, the Market Measure will likely decline in value even if security prices in the robotics and artificial intelligence industry generally increase in value.

An investment in the notes is subject to risks associated with the robotics and artificial intelligence industries. All or substantially all of the equity securities held by the Market Measure are issued by companies who have significant exposure to the robotics and artificial intelligence industries. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. These companies may have limited product lines, markets, financial resources or personnel, while engaging in significant amounts of spending on research and development. Robotics and artificial intelligence companies typically face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. In addition, robotics and artificial intelligence technology could face increasing regulatory scrutiny in the future, which may limit the development of this technology and impede the growth of companies that develop and/or utilize this technology. Similarly, the collection of data from consumers and other sources could face increased scrutiny as regulators consider how the data is collected, stored, safeguarded and used. These companies face increased risk from trade agreements between countries that develop these technologies and countries in which customers of these technologies are based. Lack of resolution or potential imposition of trade tariffs may hinder the companies’ ability to successfully deploy their inventories. The customers and/or suppliers of these companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on these companies. These factors could adversely affect the robotics and artificial intelligence industry and could affect the value of the equity securities held by the Market Measure and the price of the Market Measure during the term of the notes, which may adversely affect the value of your notes.

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Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

The Market Measure

All information contained in this term sheet regarding the Market Measure has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Global X Funds (the “Global X Trust”) and Global X Management Company LLC (“Global X Management”). The Market Measure is an investment portfolio maintained and managed by Global X Management, the investment adviser to the Market Measure. The consequences of any discontinuance of the Market Measure are discussed in the section entitled “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY ARN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Market Measure in connection with the offer and sale of the notes. The Market Measure is an exchange-traded fund that trades on the Nasdaq Stock Market under the ticker symbol “BOTZ.”

The Market Measure seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Indxx Global Robotics & Artificial Intelligence Thematic Index (the “Global Robotics & AI Index”). The Global Robotics & AI Index is designed to track the performance of companies listed in developed markets, as defined by Indxx, LLC (“Indxx”), that are expected to benefit from the increased adoption and utilization of robotics and Artificial Intelligence (“AI”), including companies involved in industrial robotics and automation, non-industrial robots, artificial intelligence and unmanned vehicles. For more information about the Global Robotics & AI Index, please see “The Indxx Global Robotics & Artificial Intelligence Thematic Index” below.

The Market Measure uses a “passive” or indexing approach to try to achieve its investment objective. The Market Measure does not try to outperform the Global Robotics & AI Index and does not seek temporary defensive positions when markets decline or appear overvalued. The Market Measure generally will use a replication strategy. meaning that it invests in the securities of the Global Robotics & AI Index in approximately the same proportions as in the Global Robotics & AI Index. However, the Market Measure may utilize a representative sampling strategy with respect to the Global Robotics & AI Index when a replication strategy might be detrimental or disadvantageous to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Global Robotics & AI Index, in instances in which a security in the Global Robotics & AI Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Market Measure but not the Global Robotics & AI Index.

“Tracking error” is the divergence of the Market Measure’s performance from that of the Global Robotics & AI Index. Tracking error may occur because of differences between the securities and other instruments held in the Market Measure’s portfolio and those included in the Global Robotics & AI Index, pricing differences, transaction costs incurred by the Market Measure, the Market Measure’s holding of uninvested cash, size of the Market Measure, differences in timing of the accrual of or the valuation of dividends or interest, tax gains or losses, changes to the Global Robotics & AI Index or the costs to the Market Measure of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Market Measure incurs fees and expenses, while the Global Robotics & AI Index does not.

The Global X Trust is a registered investment company that consists of a separate investment portfolio for the Market Measure. Information provided to or filed with the SEC by the Global X Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-151713 and 811-22209, respectively, through the SEC’s website at http://www.sec.gov.

The Indxx Global Robotics & Artificial Intelligence Thematic Index

All information contained in this term sheet regarding the Global Robotics & AI Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Indxx. The Global Robotics & AI Index is calculated, maintained and published by Indxx. Indxx has no obligation to continue to publish, and may discontinue publication of, the Global Robotics & AI Index.

The Global Robotics & AI Index is designed to track the performance of companies listed in developed markets, as defined by Indxx, that are expected to benefit from the increased adoption and utilization of robotics and AI, including companies involved in industrial robotics and automation, non-industrial robots, artificial intelligence and unmanned vehicles.

Eligible Universe of the Global Robotics & AI Index

Initial Universe

To be eligible for inclusion in the Global Robotics & AI Index, companies must first be eligible for inclusion in the “Initial Universe.” As of January 2023, to be eligible for inclusion in the Initial Universe, companies must (i) have their country of listing in a “Developed Market” as defined by Indxx, (ii) have a minimum market capitalization of $300 million, (iii) have a minimum average daily turnover for the last 6 months greater than or equal to $2 million and (iv) have traded on 90% of the eligible trading days in the last six months. For securities with a trading history of less than six months due to a recent initial public offering (“IPO”), in the case of “Significant IPOs” (as defined by Indxx), the securities must have been listed for at least 10 calendar days prior to the Selection Day (as defined below) for Global

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Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Robotics & AI Index’s annual reconstitution/ rebalancing process, and in the case of other IPOs, the securities must have started trading three months prior to the Selection Day and must have traded on 90% of the eligible trading days for the past three months.

Criteria Applied to the Initial Universe

The companies in the Initial Universe must then satisfy the following criteria:

•	Free Float. All companies must have a minimum free float equivalent to 10% of shares outstanding.

•	Maximum Price. Securities trading at a price of $10,000 or above are ineligible for inclusion in the Global Robotics & AI Index. This rule does not apply to existing constituents of the Global Robotics & AI Index.

•	Security Type. The following security types are eligible for inclusion: common stock; American depositary receipts (“ADRs”) and global depositary receipts.

•	Share Classes. The existing share class/listing in the Initial Universe is retained if it satisfies all the eligibility criteria of the Global Robotics & AI Index. If an ADR of the company exists, it is given preference over all other share classes. The most liquid share class/listing is considered for inclusion.

Companies in the Initial Universe that satisfy the criteria discussed above form the “Eligible Universe” of the Global Robotics & AI Index.

Selection Process of Robotics & AI Companies within the Eligible Universe

From the Eligible Universe, Indxx identifies “Robotics & AI Companies” by applying a proprietary analysis to identify industries and segments that would be positively impacted by robotics and AI. The industries identified through this approach are subject to change at each annual reconstitution. Indxx has defined robotics and AI as comprising the following sub-themes:

SUB-THEME	DESCRIPTION
Industrial Robots and Automation	These are companies that provide robots and robotic automation products and services with a focus on industrial applications.
Unmanned Vehicles and Drones	These are companies that are involved in the development and production of unmanned vehicles (including hardware and software for autonomous cars), drones and robots for both military and consumer markets.
Non-Industrial Robotics	These are companies that are involved in developing robots and AI that are used for non-industrial applications, including but not limited to agriculture, healthcare, consumer applications and entertainment.
Artificial Intelligence	These are companies that develop or directly deliver AI in the form of products, software, or systems. These companies should sell AI and not utilize/leverage it to enhance their products.

Only companies that derive a significant portion (greater than 50%) of their revenues from the above industries/segments or that have stated their primary business to be in products and services focused on the above industries/segments are considered as ‘pure play’ robotics and AI companies and are eligible for inclusion in the Global Robotics & AI Index. Companies that have demonstrated these industries/segments to be growth focus areas through internal R&D investments, joint ventures, partnerships and/or acquisitions are eligible for inclusion in the final “Selection List.”

Final Composition of the Global Robotics & AI Index

From the Selection List, the companies with the highest market capitalization will form the Global Robotics & AI Index. The Global Robotics & AI Index is capped at 100 companies. If fewer than 100 companies qualify for inclusion, all of these companies would be a part of the Global Robotics & AI Index. If fewer than 30 companies qualify for inclusion, the index committee would consider a secondary list of companies with diversified revenue streams that (1) have a distinct business unit focused on robotics or AI and (2) have a core competency that is expected to augment the adoption of robotics or AI for inclusion until the count reaches 30.

Index Calculation and Weighting

The Global Robotics & AI Index is weighted as follows:

•	Components are weighted based on their security-level market capitalization.

•	The Global Robotics & AI Index is modified market-capitalization-weighted at the time of reconstitution. A single component weight cap of 8% is applied.

•	The aggregate weight of all the components with a weight greater than 5% is capped at 40%. All remaining components are capped at 4.5%.

•	Additions to and/or deletions from the Global Robotics & AI Index shall be weighted as per the rules above. The difference in the weights (from additions/deletions) shall be proportionately adjusted (added/removed) among the remaining constituents based on their security-level market capitalization.

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Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Index Maintenance

Buffer Rules

To reduce turnover, the following buffer rules apply:

•	Market Capitalization. A constituent shall continue to be included in the Initial Universe if its market capitalization is greater than or equal to 80% of the previously defined market capitalization minimum. To illustrate, if an existing index member meets all other selection criteria but does not meet the market capitalization criteria up to a deviation of 20%, then it will be retained in the Initial Universe.

•	Liquidity. A constituent shall continue to be included in the Initial Universe if its 6-month average daily turnover is greater than or equal to 70% of the previously defined liquidity minimum. To illustrate, if an existing index member meets all other selection criteria but does not meet the liquidity criteria up to a deviation of 30%, then it will be retained in the Initial Universe.

•	Continued Representation in the Global Robotics & AI Index. Additionally, an existing index constituent shall continue to remain in the Global Robotics & AI Index if it is part of the top 120 companies by market capitalization, even if it is not part of the top 100 constituents.

Reconstitution, Rebalancing and Reviews

The Global Robotics & AI Index follows an annual reconstitution and rebalancing schedule. The new portfolio becomes effective at the close of the second Friday of March each year (the “Effective Day”).The selection of index constituents and portfolio creation process start at the close of the nearest Friday falling at least one month before the Effective Day (the “Selection Day”). The Selection List is created based on the data as of the Selection Day. Weights are calculated at the close of the seventh trading day prior (six trading day prior) to the Effective Day. To capture IPOs and changes in the structure of a company’s business due to corporate actions, the composition of the Global Robotics & AI Index is reviewed on a semi-annual basis.

Corporate Actions

Corporate actions (such as stock splits, special dividends, spin-offs and rights offerings) are applied to the Global Robotics & AI Index on the ex-date or earlier as decided by the index committee.

The following graph shows the daily historical performance of the Market Measure in the period from September 13, 2016 through November 28, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On November 28, 2025, the Closing Market Price of the Market Measure was $35.17. The graph below may reflect adjustments in response to certain actions, such as stock splits and reverse stock splits.

Historical Performance of the Market Measure

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Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

This historical data on the Market Measure is not necessarily indicative of the future performance of the Market Measure or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Market Measure during any period set forth above is not an indication that the price per share of the Market Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the Market Measure.

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Accelerated Return Notes®
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Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S  will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”) and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your MLPF&S financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and their or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-9 and “Use of Proceeds and Hedging” on page PS-23 of product supplement EQUITY ARN-1.

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Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due February , 2027

Tax Consequences

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Market Measure. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. Subject to the application of the constructive ownership rules, any gain or loss recognized on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as constructive ownership transactions within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final term sheet for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

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